# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cadiz Inc, CIK 0000727273
CUSIP: 127537207
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 550 SOUTH HOPE STREET, SUITE 2850, LOS ANGELES, California (CA), 90071
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902664-24-006569
Filed by CIK 0001841077

## Reporting persons
- 272 Capital LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,050,000; sole dispositive power 0; shared dispositive power 1,050,000; aggregate amount beneficially owned 1,050,000 (1.4% of the class)
- Wes Cummins: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,050,000; sole dispositive power 0; shared dispositive power 1,050,000; aggregate amount beneficially owned 1,050,000 (1.4% of the class)

## Item 1. Issuer
Name of issuer: Cadiz Inc
Address of issuer's principal executive offices: 550 South Hope Street, Suite 2850, Los Angeles CA 90071

## Item 2. Person Filing
Name of person filing:
This statement is filed by: (i) 272 Capital LP, a Delaware limited partnership ("272 Capital"), with respect to the shares of common stock, par value $0.01 per share ("Common Stock") of Cadiz Inc., a Delaware corporation (the "Company"), directly held by certain funds and accounts (the "272 Funds and Accounts") to which it acts as investment manager and (ii) Wes Cummins ("Mr. Cummins", and together with 272 Capital, the "Reporting Persons"), who is the President of 272 Capital.

The filing of this statement should not be construed as an admission that any Reporting Person is, for purposes of Section 13 of the Act, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 3811 Turtle Creek Blvd, Suite 2125, Dallas, TX 75219.
Citizenship: 272 Capital is a Delaware limited partnership. Mr. Cummins is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth herein are calculated based upon 75,184,106 shares of Common Stock outstanding as of November 8, 2024, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the Securities and Exchange Commission on November 13, 2024.
Percent of class: 1.4%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). The 272 Funds and Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- 272 Capital LP: /s/ Wes Cummins, Wes Cummins, President (02/14/2025)
- Wes Cummins: /s/ Wes Cummins, Wes Cummins, Individually (02/14/2025)